SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deutsche Bank Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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DEUTSCHE BANK SECURITIES INC.
(A Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Deutsche Bank Securities Inc.:

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities Inc. and subsidiaries (the Company), an indirect wholly owned subsidiary of Deutsche Bank AG, as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Deutsche Bank Securities Inc. and subsidiaries as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

DEUTSCHE BANK SECURITIES INC.
(A Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2009

(In thousands)

Assets		
Cash and cash equivalents	$	484,117
Cash and securities segregated for benefit of customers (includes securities at fair value of $4,021,472)		8,477,617
Securities financing transactions:		
Securities purchased under agreements to resell (includes securities at fair value of $31,989,983)		50,048,949
Securities borrowed (includes securities at fair value of $28,586,968)		66,981,335
		117,030,284
Financial instruments owned, at fair value (includes securities pledged as collateral of $2,465,139)		95,118,676
Receivables:		
Customers		1,608,926
Brokers, dealers, and clearing organizations		12,164,347
Other		10,000,000
		23,773,273
Property, plant, and equipment (net of accumulated depreciation of $444,787)		647,302
Other assets		4,161,797
Total assets	$	249,693,066
Liabilities and Stockholder's Equity		
Securities financing transactions:		
Securities sold under agreements to repurchase (includes securities at fair value of $48,968,327)	$	112,324,745
Securities loaned (includes securities at fair value of $847,463)		11,749,107
		124,073,852
Payables:		
Customers		11,730,532
Brokers, dealers, and clearing organizations		7,869,576
Other		33,221,333
		52,821,441
Financial instruments sold, but not yet purchased, at fair value		29,184,920
Other liabilities		26,002,591
Total liabilities		232,082,804
Commitments, contingencies and guarantees		
Subordinated liabilities		6,723,400
Stockholder's equity		10,886,862
Total liabilities and stockholder's equity	$	249,693,066

See accompanying notes to consolidated statement of financial condition.

(1) Organization

Deutsche Bank Securities Inc. (the Company) is a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), a wholly owned subsidiary of the Taunus Corporation, which is a direct subsidiary of Deutsche Bank AG (the Bank), a German corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), various exchanges, and the Securities Investor Protection Corporation (SIPC). As a futures commission merchant, the Company is registered with the Commodities Futures Trading Commission (CFTC), is a clearing member of the Chicago Board of Trade, Chicago Mercantile Exchange, New York Mercantile Exchange, and ICE Futures U.S., and is a member of the National Futures Association.

The Company provides trade execution services for a broad range of domestic and international clients. It provides securities brokerage and investment advisory services to private clients and institutions and correspondent clearing services to broker-dealers. The Company provides a variety of capital raising, market making, and brokerage services for its government, financial institution, and corporate clients, including fixed income and equity sales and trading, emerging markets activities, equity market research and investment banking. The Company also executes trading and arbitrage strategies for its own account using debt, equity, and related derivative instruments.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which have an impact on the Company's consolidated statement of financial condition as well as its liquidity.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. The most important of these estimates and assumptions relate to fair value measurements and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these, and other, estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries and other entities in which the Company has a controlling financial interest. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. The Company also consolidates any variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. All material intercompany transactions and balances have been eliminated in consolidation.

The consolidated statement of financial condition as of December 31, 2009 reflects $18.1 billion of assets and liabilities attributable to the Company's subsidiaries as well as certain elimination and reclassification adjustments which are not reflected in the Company's unaudited statement of financial condition contained in Part II of SEC Form X-17A-5 which is prepared on an unconsolidated basis.

In the normal course of business, the Company's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

At December 31, 2009, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate such values. Assets and liabilities recorded at fair value include cash equivalents, financial instruments owned, and financial instruments sold, not yet purchased and certain securities financing transactions. Assets and liabilities recorded at contractual amounts that approximate fair value include certain securities financing transactions, other receivables and payables and subordinated liabilities. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less, except for those used for trading purposes.

(c) Cash and Securities Segregated for Benefit of Customers

Cash and securities segregated for benefit of customers include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

(d) Financial Instruments

The "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" amounts are reflected in the consolidated statement of financial condition at fair value on a trade-date basis.

(e) Other Financial Assets and Financial Liabilities at Fair Value

In addition to "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the Company has elected to account for certain of its other financial assets and financial liabilities at fair value under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825-10 (Fair Value Option). The primary reasons for electing the fair value option are to reflect economic events in earnings on a timely basis, to mitigate volatility in earnings from using different measurement attributes and to address simplification and

cost-benefit considerations. Such financial assets and financial liabilities accounted for at fair value include certain securities financing transactions and the debt related to consolidated VIEs.

(f) ***Fair Value Measurements***

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Company manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk.

In determining fair value, the Company separates its "Financial instruments owned, at fair value" and its "Financial instruments sold, but not yet purchased, at fair value" into two categories: cash instruments and derivative contracts.

- *Cash Instruments* – the Company's cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and sovereign obligations, active listed equities and certain money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. Instruments classified within Level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

  The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency securities, most investment-grade corporate bonds, certain mortgage products and whole loans, certain bank and bridge loans, less liquid listed equities, state, municipal and provincial obligations, and certain money market securities. Such instruments are generally classified within Level 2 of the fair value hierarchy.

  Certain cash instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include private equity and real estate fund investments, less liquid corporate debt securities and other debt obligations (including less liquid high-yield corporate bonds, distressed debt instruments and collateralized debt obligations (CDOs) backed by corporate obligations), certain whole loans and securities (backed by either commercial or residential real estate). The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

  For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or nontransferability. Such adjustments are generally based on available market evidence where available. In the absence of such evidence, management's best estimate is used.

  Recent market conditions have increased the level of management judgment required to value cash trading instruments classified within Level 3 of the fair value hierarchy. In particular,

management's judgment is required to determine the appropriate risk-adjusted discount rate for cash trading instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Company's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks. Due to the level of management judgment and estimate used in the valuation of cash instruments included within Level 3 of the fair value hierarchy, it is possible that other market participants could determine a materially different estimate of fair value for such instruments.

- *Derivative Contracts* – derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are classified within Level 2 of the fair value hierarchy.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within Level 3 of the fair value hierarchy. Where the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuations of these less liquid OTC derivatives are typically based on Level 1 and/or Level 2 inputs that can be observed in the market, as well as unobservable Level 3 inputs. Subsequent to initial recognition, the Company updates the Level 1 and Level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within Level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In

(Continued)

circumstances where the Company cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

(g) Securities Financing Transactions

Securities financing transactions consist of the following:

- *Resale and Repurchase Agreements* – securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

  As noted above, certain resale and repurchase agreements are carried in the consolidated statement of financial condition at fair value. Resale and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are classified within Level 2 of the fair value hierarchy.

  Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivables and payables, are reported net by counterparty, when applicable, pursuant to the provisions of ASC 210-20 (Offsetting). At December 31, 2009, the Company's reverse repurchase and repurchase agreements reflected approximately $29.7 billion of netting pursuant to ASC 210-20.

  In accordance with ASC 860-30 (Secured Borrowing and Collateral), $2.0 billion of U.S. government securities are pledged as collateral under repurchase agreements which the counterparty is permitted to sell or repledge. Additionally, $90.4 billion of U.S. government and corporate securities have been pledged as collateral under agreements to repurchase for which the counterparty does not have the right to sell or repledge.

- *Securities Borrowed and Loaned* – securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for

securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Certain securities borrowed and loaned transactions are recorded at fair value under the fair value option. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within Level 2 of the fair value hierarchy.

(h) Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

(i) Receivables and Payables – Other

Other receivables and payables, consisting primarily of loans receivable and payable, are presented on the consolidated statement of financial condition at their outstanding unpaid principal balances. These loans are predominantly made with affiliates. Interest revenue is accrued on the unpaid principal balance.

(j) Foreign Currency Translation

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(k) Share-Based Compensation

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with ASC 718. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement eligible employees) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense.

(l) Exchange Memberships

Exchange memberships are recorded at cost, less impairment, and are included in other assets on the accompanying consolidated statement of financial condition.

(Continued)

(m) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years. Buildings are depreciated on a straight-line basis over their estimated useful lives of twenty-seven years. Leasehold improvements are amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

(n) Income Taxes

The results of the Company and its wholly owned subsidiaries are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of its parent, the Taunus Corporation. Pursuant to a tax sharing agreement, income taxes are computed on a separate company basis. In addition, the Company files tax returns in certain states on a stand alone basis. Further, the Company is reimbursed on a current basis by its parent, the Taunus Corporation, for the value of any federal taxable losses of the Company.

The Company provides for income taxes on all transactions that have been recognized in the consolidated statement of financial condition in accordance with ASC 740 (Income Taxes). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets and liabilities are included in other assets and liabilities, respectively, on the consolidated statement of financial condition.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition.

(o) Variable Interest Entities (VIEs)

In the normal course of business, the Company enters into a variety of transactions with VIEs. The applicable accounting guidance requires the Company to perform a qualitative and quantitative analysis of a VIE to determine whether it is the primary beneficiary of the VIE and, therefore, must consolidate the VIE under ASC 810-10 (Consolidation). In performing this analysis, the Company makes assumptions regarding future performance of assets held by the VIE, taking into account estimates of credit risk, estimates of the fair value of assets, timing of cash flows, and other significant factors. It should also be noted that although a VIEs actual results may differ from projected outcomes, a revised consolidation analysis is not required.

(Continued)

(p) ***Recent Accounting Developments***

FASB Accounting Standards Codification. In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the for the third quarter of 2009 and did not have an effect on the Company's financial condition.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (ASC 860). In February 2008, the FASB issued amended accounting principles related to transfers of financial assets and repurchase financing transactions. These amended principles require an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction (for purposes of determining whether a sale has occurred) unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. Adoption of these amended accounting principles did not have a material effect on the Company's financial condition.

Disclosures About Derivative Instruments and Hedging Activities (ASC 815). In March 2008, the FASB issued amended principles related to disclosures about derivative instruments and hedging activities, which were effective for the Company beginning in 2009. Since these amended principles require only additional disclosures concerning derivatives and hedging activities, adoption did not affect the Company's financial condition.

Business Combinations (ASC 805). In December 2007, the FASB issued amended accounting principles related to business combinations, which changed the accounting for transaction costs, certain contingent assets and liabilities, and other balances in a business combination. In addition, in partial acquisitions, when control is obtained, the amended principles require that the acquiring company measure and record all of the target's assets and liabilities, including goodwill, at fair value as if the entire target company had been acquired. Adoption of these amended accounting principles did not affect the Company's financial condition but may have an effect on accounting for future business combinations.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (ASC 860 and 810). In December 2008, the FASB issued amended principles related to disclosures by public entities (enterprises) about transfers of financial assets and interests in variable interest entities, which were effective for the Company for periods ending after December 15, 2008. Since these amended principles require only additional disclosures concerning transfers of financial assets and interests in VIEs, adoption did not affect the Company's financial condition.

(Continued)

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820). In April 2009, the FASB issued amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Specifically, these amended principles list factors which should be evaluated to determine whether a transaction is orderly, clarify that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provide guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The Company adopted these amended accounting principles during 2009. Since the Company's fair value methodologies were consistent with these amended accounting principles, adoption did not affect the Company's financial condition.

Subsequent Events (ASC 855). In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statements are issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. For the year ended December 31, 2009, the Company evaluated subsequent events through February 26, 2010. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not affect the Company's financial condition.

Transfers of Financial Assets and Interests in Variable Interest Entities. In June 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 166, "Accounting for Transfers of Financial Assets —an amendment of FASB Statement No. 140" and SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)," which change the accounting for securitizations and VIEs. SFAS No. 166 will eliminate the concept of a QSPE, change the requirements for derecognizing financial assets, and require additional disclosures about transfers of financial assets, including securitization transactions and continuing involvement with transferred financial assets. SFAS No. 167 will change the determination of when a VIE should be consolidated. Under SFAS No. 167, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE's economic performance together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. SFAS No. 166 and 167, which have not yet been incorporated into the Codification, are effective for fiscal years beginning after November 15, 2009. Upon adoption on January 1, 2010, the impact on the Company's statement of financial condition was an increase in assets of approximately $1.8 billion.

Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value. In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, "Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value." ASU No. 2009-05 provides guidance in measuring liabilities when a quoted price in an active market for an identical liability is

not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. ASU No. 2009-05 is effective for financial statements issued for the first reporting period beginning after issuance of the ASU. Because the Company's current fair value measurement policies are consistent with ASU No. 2009-5, adoption will not affect the Company's financial condition.

Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). In September 2009, the FASB issued ASU No. 2009-12, "Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." ASU No. 2009-12 provides guidance about using net asset value to measure the fair value of interests in certain investment funds and requires additional disclosures about interests in investment funds. ASU No. 2009-12 is effective for financial statements issued for reporting periods ending after December 15, 2009, with earlier application permitted. Because the Company's current fair value measurement policies are consistent with ASU No. 2009-12, adoption will not affect the Company's financial condition.

(3) Financial Instruments

(a) Fair Value of Financial Instruments

The following table sets forth the Company's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value (in thousands):

	Assets	Liabilities
U.S. government and agency obligations	$ 47,878,664	21,054,872
Corporate obligations	25,718,544	3,899,724
Equities	5,301,740	2,219,587
Contractual agreements	6,445,044	2,004,528
Commercial paper and other money market instruments	9,521,809	—
State and municipal bond obligations	252,875	6,209
	$ 95,118,676	29,184,920

DEUTSCHE BANK SECURITIES INC.
(A Wholly Owned Subsidiary of
Deutsche Bank AG)

Notes to Consolidated Statement of Financial Condition

December 31, 2009

(b) Fair Value Hierarchy

The following table sets forth by level within the fair value hierarchy "Financial instruments owned, at fair value," "Financial instruments sold, but not yet purchased, at fair value" and other financial assets and financial liabilities accounted for at fair value under the fair value option as of December 31, 2009 (in thousands). Refer to note 2 for further information on the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Level 1	Level 2	Level 3	Counter-party and Cash Collateral Netting	Total
Assets:						
Cash equivalent	$	166,985	-	-	-	166,985
Cash and securities segregated for benefit of customers		-	4,021,472	-	-	4,021,472
Securities financing transactions		-	60,576,951	-	-	60,576,951
Financial instruments owned:						
US Government and agency obligations		7,149,379	40,675,248	54,037	-	47,878,664
Corporate obligations		2,305	21,540,427	4,175,812	-	25,718,544
Equities		4,867,559	332,161	102,020	-	5,301,740
Contractual agreements		3,590,397	2,399,888	3,371,012	(2,916,253)	6,445,044
Commercial paper and money market funds		-	9,516,380	5,429	-	9,521,809
State and municipal bond obligations		6,335	227,204	19,336	-	252,875
Total financial instruments owned		15,615,975	74,691,308	7,727,646	(2,916,253)	95,118,676
Securities received as collateral		-	41,467	-	-	41,467
Total assets at fair value	$	15,782,960	139,331,198	7,727,646	(2,916,253)	159,925,551
Liabilities:						
Securities financing transactions	$	-	49,815,790	-	-	49,815,790
Financial instruments sold, not yet purchased:						
US Government and agency obligations		12,839,131	8,215,741	-	-	21,054,872
Corporate obligations		18,510	3,766,067	115,147	-	3,899,724
Equities		1,957,267	261,590	730	-	2,219,587
Contractual agreements		4,259,259	657,522	4,000	(2,916,253)	2,004,528
State and municipal bond obligations		104	6,106	-	-	6,209
Total financial instruments sold, not yet purchased		19,074,271	12,907,026	119,877	(2,916,253)	29,184,920
Debt issued (included in other payables)		-	1,949,955	-	-	1,949,955
Obligation to return securities as collateral		-	41,467	-	-	41,467
Total liabilities at fair value	$	19,074,271	64,714,238	119,877	(2,916,253)	80,992,132

(c) Level 3 Financial Assets / Financial Liabilities

The table below presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis (in thousands). Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below do not reflect the related

realized or unrealized gains and losses on hedging instruments that have been classified by the Company within the Level 1 and/or Level 2 categories. Additionally, both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

		Beginning Balance	Realized gains (losses)	Unrealized gains (losses)	Transfers in and/or out of Level 3	Purchases, issuances and settlements	Ending Balance
Assets:							
Financial instruments owned:							
US Government and agency obligations	$	548,838	(69)	(4,049)	(525,688)	35,005	54,037
Corporate obligations		3,206,206	830,029	(441,741)	(302,217)	883,535	4,175,812
Equities		96,089	2,570	(72,627)	(296,809)	372,797	102,020
Contractual agreements		2,384,821	(802)	(565,904)	2,941,221	(1,388,324)	3,371,012
Commercial paper and money market funds		-	-	-	-	5,429	5,429
State and municipal bond obligations		2,708	-	(844)	17,624	(152)	19,336
Total financial instruments owned	$	6,238,662	831,728	(1,085,165)	1,834,131	(91,710)	7,727,646
Liabilities:							
Financial instruments sold, not yet purchased:							
Corporate obligations	$	-	109	19,549	(112)	95,601	115,147
Equities		-	-	270	-	460	730
Contractual agreements		199,199	-	-	(195,199)	-	4,000
Total financial instruments sold, not yet purchased		199,199	109	19,819	(195,311)	96,061	119,877
Debt issued (included in other payables)		1,092,262	-	-	(1,092,262)	-	-
Total liabilities	$	1,291,461	109	19,819	(1,287,573)	96,061	119,877

(d) *Financial Instruments not Measured at Fair Value*

Certain of the Company's financial assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

(e) *Derivative Activities*

Derivative contracts (Contractual agreements) are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivative contracts may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies, or indices.

Substantially all of the Company's derivative transactions are entered into for trading purposes, to facilitate customer transactions, to take proprietary positions or as a means of risk management. Risk

exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. The Company does not apply hedge accounting under ASC 815 (Derivatives and hedging) to any of its derivative contracts.

The following table sets forth the fair value and the number of the Company's derivative contracts by major product type on a gross basis as of December 31, 2009. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the Company's exposure (in thousands, except number of contracts):

Derivative contract type		**Derivative Assets**	**Derivative Liabilities**	**Number of Contracts**
Interest rates	$	4,875,814	5,073,507	21,780
Credit		32,077,427	26,806,213	100
Currencies		—	—	—
Commodities		—	—	—
Equities		733,607	1,366,612	3,520
Other		—	—	—
Subtotal	$	37,686,848	33,246,332	25,400
Counterparty netting (1)		(31,821,530)	(31,821,530)	
Cash collateral netting (2)		579,726	579,726	
Total fair value	$	6,445,044	2,004,528	

(1) Represents the netting of receivable balances with payable balances for the same counterparty pursuant to credit support agreements.

(2) Represents the netting of cash collateral received and posted on a counterparty basis pursuant to credit support agreements.

The Company generally enters into International Swaps and Derivative Association, Inc. master agreements or their equivalent with each of its counterparties, whenever possible. These master netting agreements provide protection in bankruptcy in certain circumstances and to further reduce default risk, the Company requires collateral, generally cash or securities in connection with its derivative transactions.

Credit Derivatives – The Company enters into credit derivatives, principally through credit default swaps, under which it provides counterparties protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. A majority of the Company's counterparties are banks, broker-dealers, insurance and other financial institutions, and monoline insurers. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of December 31, 2009 (in millions):

Credit ratings of the reference obligation	Protection sold – Maximum potential payout/notional – Years to maturity: Less than 1	1 – 5	Over 5	Total	Fair value (asset) liability (1)
Single-name credit default swaps:					
AAA	$ —	70	139	209	4
AA	—	—	25	25	(8)
A	—	—	248	248	(140)
BBB	—	—	674	674	(501)
Noninvestment grade	—	—	34,394	34,394	(27,364)
	—	70	35,480	35,550	(28,009)
Multi-name credit default swaps:					
Noninvestment grade	—	72	—	72	2
	—	72	—	72	2
Total return swaps:					
Noninvestment grade	—	3	—	3	1
	—	3	—	3	1
Total protection sold	$ —	145	35,480	35,625	(28,006)

(1) Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The maximum potential amounts of future payments under credit derivatives contracts are based on the notional value of derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience. In addition, the maximum amount of future payments for credit protection sold has not been reduced for any cash collateral paid to counterparties. Payments under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that relates to credit exposures only is not possible.

Single-name and multi-name credit default swaps – A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium (typically quarterly) over the life of the contract and is protected for the period. The Company in turn will have to perform under a credit default swap if a credit event as defined under the contract occurs. Typical credit events include bankruptcy, dissolution, or insolvency of the referenced entity; failure to pay; the obligations of the referenced entity and restructuring of the obligations of the referenced entity. In order to provide an indication of the current payment status or performance risk of the credit default swaps, the external credit ratings, primarily Moody's credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Total return swaps – a total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Purchased credit protection – For single-name credit default swaps and total return swaps, the Company has purchased protection with a notional amount of approximately $46.5 billion, compared with a notional amount of approximately $35.6 billion of credit protection sold with identical underlying reference obligations. The purchase of credit protection does not represent the sole manner in which the Company risk manages its exposure to credit derivatives. The Company manages its exposure to these derivative contracts through a variety of risk mitigation strategies. Aggregate market risk limits have been established for credit derivatives, and market risk measures are routinely monitored against these limits. The Company may also recover amounts on the underlying reference obligation delivered to the Company under credit default swaps where credit protection was sold.

Credit-Risk Related Contingent Features in Derivatives

Since all of the Company's OTC derivative contracts are with related parties, there are no credit-risk-related contingent features in these contracts with provisions that require the Company to either settle immediately, or post additional collateral if its credit rating, or the credit rating of its affiliates, is downgraded.

(4) Securities Pledged as Collateral and Obligations to Return Collateral

The Company pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in financial instruments owned on the consolidated statement of financial condition.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the consolidated statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return those securities. At December 31, 2009, included in other assets and other liabilities on the accompanying consolidated statement of financial condition was approximately $41.5 million resulting from these transactions.

As of December 31, 2009, the Company has received collateral of $83.7 billion and $85.1 billion under agreements to resell and securities borrowed, respectively, of which $50.5 billion and $6.4 billion, has been re-pledged as collateral under agreements to repurchase and securities loaned, respectively.

(5) Securitization Activities and Variable Interest Entities

(a) Securitization Activities

The Company engages in securitization activities related to commercial and residential mortgage loans and other types of financial assets. Special purposes entities (SPEs), also known as VIEs are typically used in these securitization transactions. The Company does not consolidate certain SPEs, known as Qualified Special Purpose Entities (QSPEs), if these SPEs meet certain characteristics defined in ASC 860. In connection with securitization activities, the Company transfers financial assets to QSPEs in exchange for cash, which is funded by beneficial interests issued by the QSPEs to third parties and the Company's retained interests in the financial assets transferred.

The outstanding principal amount of the underlying collateral and fair value of retained interests in QSPEs, to which the Company, acting as the transferor, has transferred financial assets and received sales treatment at December 31, 2009 were $442.8 million and $384.9 million, respectively.

The Company has not provided noncontractual support to any QSPEs in 2009 and has not provided any implicit support arrangements with QSPEs.

Transferred assets are measured at fair value prior to securitization. The Company may act as an underwriter of the beneficial interest issued by the QSPEs.

The retained interests are classified as financial instruments owned in the consolidated statement of financial condition and are measured at fair value.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the Company's retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions at December 31, 2009 (in thousands):

		Mortgage-backed
Fair value of retained interests	$	384,940
Constant prepayment rate		6.52%
Impact of 10% adverse change	$	(3,246)
Impact of 20% adverse change		(6,609)
Anticipated credit losses		4.23%
Impact of 10% adverse change	$	(2,430)
Impact of 20% adverse change		(4,750)
Discount rate		14.29%
Impact of 10% adverse change	$	(14,411)
Impact of 20% adverse change		(27,663)

(b) ***Variable Interest Entities (VIEs)***

The Company, in the ordinary course of business, creates or transacts with entities that are considered VIEs. The Company also purchases and sells variable interests in VIEs and QSPEs, which primarily issue mortgage-backed and other asset backed securities in connection with its market making activities and making investments in VIEs and QSPEs that hold performing and nonperforming debt, equity and other assets. QSPEs are exempt from the requirements of FIN 46R. For securitization vehicles that do not qualify as QSPEs, the holders of the beneficial interests have no recourse to the Company, only to the assets held by the related VIEs. Substantially all of the consolidated assets of the VIE act as the collateral for the related consolidated liabilities.

When evaluating whether the Company is the primary beneficiary of a VIE and must therefore consolidate the entity, the Company performs a qualitative analysis that considers the design of the VIE, the nature of the Company's involvement and the variable interests held by other parties. If that evaluation is inconclusive as to which party absorbs a majority of the entity's expected losses or residual returns, a quantitative analysis is performed to determine who the primary beneficiary is.

The Company consolidates VIEs in which the Company is the primary beneficiary. The following table presents information, as of December 31, 2009, about the Company's total assets and maximum exposure to loss (in thousands) associated with VIEs that the Company consolidates. The Company generally accounts for the assets held by the VIEs as financial instruments owned and the liabilities of the entities as other payables in the consolidated statement of financial condition.

		VIE assets that the Company consolidates	Maximum exposure of debt interests
Residential mortgages	$	4,491,397	2,541,662
Asset-backed securities		61,733	8,864
Total	$	4,553,130	2,550,526

(Continued)

The following table presents information, as of December 31, 2009, about the Company's total assets and maximum exposure to loss (in thousands) associated with nonconsolidated VIEs, in which the Company had significant variable interests:

		Carrying value of variable interests held	Maximum exposure of debt interests
Residential mortgages	$	640,815	640,815
Commercial mortgages		1,256,322	1,256,322
Total	$	1,897,137	1,897,137

The Company's maximum exposure to loss presented in the preceding tables does not reflect the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests.

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2009 consist of the following (in thousands):

		Receivable	Payable
Securities failed to deliver/receive	$	7,627,665	4,780,043
Payable to clearing broker		—	2,398,828
Receivable from clearing organizations		3,368,412	—
Other		1,168,270	690,705
	$	12,164,347	7,869,576

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates, in part, to the above-mentioned transactions and is collateralized by securities owned by the Company.

(7) Receivables and Payables – Other

As of December 31, 2009, all of the Company's receivables, aggregating approximately $10.0 billion, were with affiliates, unsecured and were overnight or short-term.

The Company maintains an uncommitted bank loan facility whereby it may borrow funds on an unsecured or secured basis from the Bank at various rates approximating the Federal Funds rate of interest. At December 31, 2009, all but $3.2 billion of the Company's borrowings, aggregating approximately $33.2 billion, which are included in other payables in the accompanying consolidated statement of financial condition were with affiliates and were unsecured. At December 31, 2009, the weighted average

interest rate on these borrowings was approximately 0.49%. In addition, approximately $30.1 billion of the borrowings were overnight or short-term.

Additionally, the Company has an uncommitted facility with external banks permitting borrowing on an unsecured and secured basis for up to $1.6 billion. As of December 31, 2009, $654 million of this facility was utilized for letters of credit posted with clearing organizations on an unsecured basis.

(8) Related-Party Transactions

The Company is involved in significant financing and other transactions, and has significant related-party balances with certain of its affiliates. The Company generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties. Related party financing transactions are also discussed in notes 5 and 14.

The following table sets forth related-party assets and liabilities as of December 31, 2009 (in thousands):

Assets:		
Cash and cash equivalents	$	261,431
Cash and securities segregated for benefit of customers		2,042,177
Securities purchased under agreements to resell		21,390,563
Securities borrowed		1,838,049
Financial instruments owned – contractual agreements		5,632,795
Receivable from customers		53,601
Receivable from brokers, dealers, and clearing organizations		2,863,477
Receivables – other		10,000,000
Other assets		1,854,896
	$	45,936,989
Liabilities:		
Securities sold under agreements to repurchase	$	13,446,814
Securities loaned		9,905,788
Payable to customers		1,095,026
Payable to brokers, dealers, and clearing organizations		348,713
Payables – other		30,059,305
Financial instruments sold – contractual agreements		370,036
Other liabilities		21,342,337
Subordinated liabilities		6,723,400
	$	83,291,419

(Continued)

(9) Categories of Risk

(a) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(b) Credit Risk

The Company acts as a dealer of securities in the global capital markets and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies.

The notional amounts of contractual commitments do not represent exposure to credit risk. Credit risk associated with futures contracts is limited since all transactions are guaranteed by the exchange on which they are traded and daily cash settlements by all counterparties are required for changes in the market value of open contracts. The Company's purchased exchange issued options also possess low credit risk due to guarantee of performance by the issuing exchange. Negotiated contractual commitments, such as forwards, and certain OTC options possess greater exposure to credit risk since cash settlement is not normally required on a daily basis, and therefore, counterparty credit quality and the value of pledged collateral are essential elements in controlling the Company's risk.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Company regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Company monitors credit risk on both an individual and group counterparty basis. The Company minimizes this risk through credit reviews, approvals, trading limits, and monitoring procedures.

(c) Operational and Support Risk

As a major intermediary in financial markets, the Company is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include the following:

i. Operational/settlement risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions. The Company is subject to increased risks with respect to its trading activities in emerging markets securities, where clearance, settlement, and custodial activities continue to develop.

ii. Technological risk – the risk of loss attributable to technological limitations or hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must address the technological implications that will result from regulatory and market changes.

iii. Legal/documentation risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements) or errors that result in noncompliance with applicable legal and regulatory requirements.

iv. Financial control risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

(Continued)

(10) Commitments and Contingencies

(a) Commitments

Underwriting Commitments – in the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2009, and were subsequently settled did not have a material effect on the consolidated statement of financial condition as of that date.

Letters of Credit – the Company provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding totaled $339.0 million at December 31, 2009.

Forward Secured Financings – the Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements and secured borrowing and lending arrangements, of $28.5 billion as of December 31, 2009.

Leases – the Company has entered into various noncancelable lease agreements for premises and equipment that expire through 2018. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental commitments under noncancelable leases with initial or remaining terms exceeding one year as of December 31, 2009 are presented below (in thousands):

Year ending:		
2010	$	27,748
2011		22,376
2012		10,054
2013		9,506
2014		9,082
2015 and thereafter		16,597
Total	$	95,363

The minimum rental commitments shown above have not been reduced by approximately $7.5million of minimum sublease rentals to be received in the future under noncancelable subleases.

Other Commitments – commitments to invest and other compensation related commitments of the Company totaled approximately $167.5 million as of December 31, 2009.

(b) Contingencies

The Company, together with various other brokers and dealers, corporations, and individuals, has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with the conduct of its business activities that allege violations of federal and state securities laws and claim substantial damages.

(Continued)

In accordance with ASC 450-20 (Loss Contingencies), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficultly of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company. The actions against the Company include but are not limited to the following:

IPO Allocation Litigation

The Company and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violations of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings (IPOs) by issuers, officers and directors of issuers, and underwriters of those securities. The Company is named in these suits as an underwriter. The securities cases allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. A related putative antitrust class action was finally dismissed in 2007. Among the allegations in the securities cases are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. In the securities cases, the motions to dismiss the complaints of the Company and others were denied on February 13, 2003. Plaintiffs' motion to certify six "test" cases as class actions in the securities cases was granted on October 13, 2004. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit vacated the decision and held that the classes in the six cases, as defined, could not be certified. On March 26, 2008, the trial court granted in part and denied in part motions to dismiss plaintiffs' amended complaints. The extent to which the court granted the motions did not affect any cases in which the Company is a defendant. Following a mediation, a settlement was reached and approved by the trial court on October 6, 2009. On October 23, 2009, an objector filed a Rule 23(f) petition with the Second Circuit, seeking leave to appeal the trial court's certification of the settlement class in connection with all 310 cases, including the cases in which the Company was named as a defendant. The plaintiffs objected, and all the underwriter defendants responded to the petition on November 2, 2009. The petition is currently pending before the Second Circuit.

Tax-Related Litigation

The Bank, along with certain affiliates, including the Company, and current and/or former employees (collectively referred to as Deutsche Bank), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions.

(Continued)

Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 90 legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. Approximately nine other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. Deutsche Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims. Approximately seven unfiled claims also remain pending against Deutsche Bank.

The United States Department of Justice (DOJ) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through early 2002. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the Accounting Firm), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the Financial Institution), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. In December 2008, following a trial of four of the individuals against whom DOJ had brought criminal charges in 2005, three of those individuals were convicted. In May 2009, following a trial of four additional individuals against whom DOJ had brought criminal charges based on their participation in certain tax-oriented transactions while employed by an entity other than Deutsche Bank, those individuals were convicted. In June 2009, DOJ brought criminal charges against five additional individuals, based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank, and two former employees of Deutsche Bank based on their participation in certain tax-oriented transactions while employed by Deutsche Bank. DOJ's criminal investigation is ongoing. Deutsche Bank is engaged in discussions with DOJ concerning a resolution of the investigation.

(Continued)

Adelphia Communications Corporation

The Bank and certain of its affiliates, including the Company, are among numerous financial institutions and other entities named as defendants in two adversary proceedings commenced in 2003 by a creditors committee and an equity committee of Adelphia Communications Corporation. In October 2007, the Adelphia Recovery Trust filed an amended complaint consolidating the two adversary proceedings, which was amended again in February 2008. The consolidated suit names more than 700 defendants and seeks to avoid and recover certain loan payments, including approximately $50 million allegedly paid to the Company in connection with margin loans, and seeks affirmative damages of at least $5 billion from all defendants collectively based on common law tort claims. The bank defendants filed several motions to dismiss the consolidated complaint, which were granted in part and denied in part, and certain of those rulings are the subject of pending appeals. The claims that remain pending in the district court against the Company include common law tort claims and an avoidance claim relating to the margin loans. A trial date has been set for September 2010. In addition to the lawsuit brought by the Adelphia Recovery Trust, the Company was one of the underwriters named in several actions brought by investors alleging federal securities law violations and common law claims. Those cases have largely been resolved by settlement or dismissal upon the defendants' motions. Amended pleadings were recently filed in two of the cases that were previously disposed of on motions to dismiss. The Company filed an answer to the amended complaint in one such case and filed a motion to dismiss the amended complaint as to certain plaintiffs in the other case.

Credit-Related Matters

The Bank and its affiliates, including the Company (collectively referred to as Deutsche Bank), have received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under the Securities Act of 1933 or state common law, related to residential mortgage backed securities. Included in those litigations are (1) a putative class action pending in California Superior Court in Los Angeles County regarding the role of the Company, along with other financial institutions, as an underwriter of offerings of certain securities issued by Countrywide Financial Corporation or an affiliate; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of the Company, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of the Company, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (4) a putative class action pending in the United States District Court for the Northern District of California regarding the role of the Company, along with other financial institutions, as an underwriter of offerings of certain

mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; and (5) a putative class action pending in New York Supreme Court in New York County regarding the role of a number of financial institutions, including the Company, as underwriter, of certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc. In addition, certain affiliates of the Bank, including the Company, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.

Auction Rate Securities

The Bank and the Company are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold auction rate preferred securities and auction rate securities (together "ARS") offered for sale by the Bank and the Company between March 17, 2003 and February 13, 2008. The Bank and the Company, including a division of the Company, have also been named as defendants in 15 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. The purported class action and 12 of the individual actions are pending, and three of the individual actions have been resolved and dismissed with prejudice.

The Bank and the Company have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, the Bank and its subsidiaries, entered into agreements in principle with the New York Attorney General's Office (NYAG) and the North American Securities Administration Association (NASAA), representing a consortium of other states and U.S. territories, pursuant to which the Bank and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from the Bank and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from the Bank and its subsidiaries; to pay an aggregate penalty of $15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, the Company finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and the Company entered into a settlement with Securities and Exchange Commission ("SEC") that incorporated the terms of the agreements in principle with the states and contained certain additional terms, including authority by the SEC to seek an additional monetary penalty from the Company if the SEC believes that the Company has not complied with its undertakings under the settlement. The Company has since received proposed settled orders from a number of state and territorial agencies pursuant to which those agencies have claimed their respective shares of the $15 million penalty. The Company expects to finalize those settled orders and pay the requisite shares of the penalty to the requesting states over the next several months.

(Continued)

Trust Preferred Securities

The Bank and certain of its affiliates and officers, including the Company, are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under sections 11, 12(a)(2), and 15 of the Securities Act of 1933. An amended and consolidated class action complaint was filed on January 25, 2010. The litigation is in its early stages.

Short-Selling Litigations

The Company has been named as a defendant in various civil litigations asserting claims relating to short selling. Included in these litigations are: (i) two lawsuits pending in California state court by alleged shareholders of Novastar Financial, Inc. (Novastar), and by Overstock.com, Inc. and alleged Overstock.com shareholders, against the Company and other financial institutions alleging that the defendants have manipulated the prices of Novastar and Overstock.com securities in connection with short sale transactions; and (ii) a lawsuit pending in Georgia state court by Taser International, Inc. (Taser) and alleged Taser shareholders against the Company and other financial institutions alleging that the defendants have manipulated the price of Taser stock in connection with short sale transactions. The litigations are in the discovery phase.

Aravali

The Company is currently named in seventeen arbitrations seeking damages allegedly sustained from investments in the Aravali Fund (Aravali), a third-party hedge fund sold by an affiliate of the Company to its customers. Aravali used a high degree of leverage in investing in municipal bonds to generate return and income, leverage that led to the collapse of the fund when the municipal bond market suffered a decline in the fall of 2008. The arbitrations are in their early stages, with the hearings scheduled to commence in certain of the cases toward the middle of 2010.

Themis

The Company is currently the subject of ten arbitrations seeking damages for losses sustained through a put spread options investment strategy directed by an independent registered investment advisor, Themis Asset Strategies LLC (Themis), whose principal Derek Clark was a client advisor at the Company from 2002-2005. Claimants include direct clients of Themis, for whom the Company performed execution and custody services; customers of the Company, who participated in the trading program through the Company's referral program; and a non-customer whose trades were executed through the Company's options desk and delivered to another firm. The put spread options strategy experienced a severe decline during the market turmoil of October 2008, and the Company discontinued its referral arrangement with Themis in November 2008. The arbitrations are in their early stages, with the hearings scheduled to commence for certain of the cases toward the middle of 2010.

(Continued)

M&T Bank

The Company is a defendant in an action brought by M&T Bank (M&T) in New York State Supreme Court. The suit seeks compensatory and punitive damages in connection with M&T Bank's March 2007 purchase of approximately $80 million in notes issued by Gemstone VII CDO, which was collateralized by subprime residential mortgage-backed securities. M&T alleges that the Company misrepresented and did not disclose the impairment of the underlying collateral for the Gemstone VII CDO; that the Company's level of due diligence in the selection and monitoring of the underlying collateral was deficient; and that the Company withheld from the rating agencies information regarding the deteriorating quality of the collateral. M&T asserted numerous causes of action under New York state law, including among others, fraud, negligent misrepresentation, rescission, breach of contract, and violations of New York's consumer protection statute. All claims against DBSI, except for the fraud and rescission claims, have been dismissed. DBSI and M&T Bank are currently engaged in discovery.

(11) Obligations under Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under ASC 460 (Guarantees). Such derivative contracts include certain written options, contingent forward contracts and credit default swaps. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. In order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for

the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried on the consolidated statement of financial condition as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

The table below summarizes certain information regarding the Company's derivative contracts that meet the definition of a guarantee and certain other guarantees as of December 31, 2009 (in millions):

Type of guarantee	Maximum potential payout/ notional years to maturity: Less than 1	1 – 5	Over 5	Total	Carrying amount (asset/ liability)	Collateral/ recourse
Notional amount of derivative contracts	$ 3,103	—	35,444	38,547	(27,444)	—
Standby letters of credit and other financial guarantees issued	1,550	1,454	—	3,004	(654)	—

(12) Retirement Plans

(a) Defined Benefit Pension Plan

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax-qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base pay plus bonus amounts up to 75% of base pay up to IRS limits. Accounts are also credited each year with an interest credit equivalent to the

annual rate of interest of 30-year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Income Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) ***Postretirement Welfare Plan***

The Company participates, together with other affiliates of DBAH, in an unfunded contributory postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met.

(c) ***Defined Contribution Plan – Matched Savings Plan***

The Company participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are able to contribute from 1% to 20% of their eligible compensation on a before-tax or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service, the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a matching contribution from the Company of up to 4% of eligible compensation. In addition, participants employed less than ten years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed ten or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(d) ***Share-Based Compensation Plans***

The Company participates in various share-based compensation plans of the Bank, including the DB Share Scheme and the Restricted Equity Units Plan where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specified future dates. The vesting period of the awards is generally from one to five years. The Bank discontinued the Global Share Plan in 2009.

The Bank adopted the guidance in ASC 718 effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, ASC 718 applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Awards are expensed on a straight-line basis over the vesting period, which is generally from three to five years.

The Bank enters into certain derivative contracts indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2009, the Company was allocated approximately $25.3 million related to its portion of the overall gain realized by the Bank that was attributable to share-based awards granted to the

(Continued)

Company's employees. This amount has been reflected as an adjustment to the Company's additional paid-in capital.

(13) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2009 were as follows (in thousands):

Deferred tax assets:		
Deferred compensation	$	473,294
State and local tax net operating losses		16,980
Deferred book gain		184,674
Capital loss carryforward		91,382
Depreciation		55,104
Litigation and other reserves		10,549
Pension and post retirement benefits		21,117
Other		128,035
Gross deferred tax assets		981,135
Valuation allowance		(20,297)
Deferred tax assets, net of valuation allowance		960,838
Deferred tax liabilities:		
Other		(10,550)
Gross deferred tax liabilities		(10,550)
Net deferred tax assets	$	950,288

The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. The realization of the Company' net deferred tax assets are also impacted by the Bank's various strategic initiatives.

In accordance with ASC 740, a reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2009	$	36,900
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		26,450
Reductions for tax positions of prior years		—
Settlements		—
Balance at December 31, 2009	$	63,350

The effect of the unrecognized tax benefits of $63.3 million, if recognized, would impact the effective tax rate of the Company.

The Company and its subsidiaries remain subject to income tax examinations in certain U.S. state and local jurisdictions for years after 2001, and the U.S. federal jurisdiction, for years after 2003.

Excess tax benefits of approximately $116.2 million related to employee vesting and or exercise of share-based compensation awards were credited directly to additional paid-in capital in the consolidated statement of financial condition and changes in stockholder's equity in accordance with ASC 718.

(14) Subordinated Liabilities

The Company has an $8.0 billion revolving note and cash subordination agreement with Deutsche Bank Trust Corp., an affiliated entity. The agreement has a maturity date of November 15, 2010 and at December 31, 2009, approximately $6.7 billion of the facility was outstanding, all of which is approved by the NYSE and qualifies as regulatory capital for the purpose of computing net capital under the Uniform Net Capital Rule of the SEC. To the extent that the outstanding subordinated liabilities are required for the Company's continued compliance with its regulatory net capital requirements, the subordinated liabilities may not be repaid.

The Company's subordinated revolving note and cash subordination agreement requires the payment of interest at floating rates based on the London Interbank Offered Rate plus 30 basis points. At December 31, 2009, the interest rate on this facility was .53%. The Company must obtain the approval of the NYSE prior to any additional subordinated borrowings or repayments.

(15) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.5 million, 2% of aggregate debit balances arising from customer transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2009, the Company had net capital of approximately $7.7 billion, which was 148.96% of aggregate debit balances, and approximately $7.3 billion in excess of required minimum net capital.

As a clearing broker and in accordance with the SEC's no-action letter dated November 3, 1998, the Company computed a reserve requirement for the proprietary accounts of introducing broker-dealers (PAIB). As of December 31, 2009, securities aggregating $32.8 million were segregated on behalf of introducing broker-dealers.

(Continued)

The Company is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2009, the Company had $3.4 billion of cash and $986.4 million of U.S. Government securities segregated in the special reserve bank account.

The Company, in accordance with the Commodity Exchange Act, is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities. As of December 31, 2009, segregated funds exceeded such requirement by $468.5 million. In addition, pursuant to Regulation 30.7 of the CFTC, the Company had secured funds held in separate accounts for foreign denominated positions that exceeded such requirements by $341.7 million.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Stockholder
Deutsche Bank Securities Inc.:

In planning and performing our audit of the consolidated financial statements of Deutsche Bank Securities Inc. (and Subsidiaries) (the Company), an indirect wholly owned subsidiary of Deutsche Bank AG, as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010